Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

September 19, 2012

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Houghton Hallock

RE:	FlexShares® Trust (the “Trust”)

Post-Effective Amendment No. 18 to Registration Statement on Form

N-1A (File Nos. 333-173967 and 811-22555)

Dear Mr. Hallock:

The following responds to the comments that you provided on September 18, 2012, regarding the above-referenced Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of the FlexShares® Morningstar Emerging Markets Factor Tilt Index Fund (the “Fund”). Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to Trust’s disclosure discussed below are reflected in Post-Effective Amendment No. 23 to the Trust’s Registration Statement filed today.

PROSPECTUS

Fund Summary – Fees and Expenses of the Fund

1. Comment: Please remove the second sentence of footnote 2.

Response: The sentence has been removed.

2. Comment: Please confirm that there are no estimated Acquired Fund Fees and Expenses.

Response: It is so confirmed.

Fund Summary – Principal Investment Strategies

3. Comment: Please complete the information regarding the Underlying Index.

Response: The Underlying Index will be undergoing a scheduled rebalancing on September 21, 2012. As a result, the Trust intends to add the missing information about the Underlying Index in a prospectus that will be included in a filing made pursuant to Rule 497 under the Securities Act of 1933.

4. Comment: Please add disclosure to the effect that the information provided about the index will change over time, pursuant to the Index Provider’s index methodology.

Response: The following sentence has been added as the last sentence of the first paragraph in the “Principal Investment Strategies” section:

The Index Provider’s index methodology and other factors will cause the composition of the Underlying Index to change over time.

5. Comment: Please disclose in the Prospectus if the Fund expects to utilize a large percentage of Depositary Receipts as part of its principal investment strategies.

Response: The Fund does not intend to use a large percentage of Depositary Receipts as part of its principal investment strategies; however, there is no limitation on investment in Depositary Receipts by the Fund. The Fund’s use of Depositary Receipts will be determined based on a number of factors. The Trust does not believe further disclosure is necessary.

Additional Fund Information

6. Comment: Please consider moving the additional Underlying Index information currently in the Statement of Additional Information to the Additional Fund Information section.

Response: We appreciate your comment. To keep the disclosure consistent with the disclosure format for other similar funds of the Trust, the Trust is declining to make this change at this time. The Trust will consider revising the disclosure at the next time the prospectuses for all such funds are updated.

Additional Fund Information – Additional Information About Principal Risks

7. Comment: Please consider adding the definition of emerging market countries included in the description of the Underlying Index in the Fund’s SAI to the Emerging Markets Risk disclosure.

Response: The change has been made.

8. Comment: Please confirm that the list of emerging market countries included in the Emerging Markets Risk Disclosure is complete and the Underlying Index will not focus on any particular country or countries.

Response: It is so confirmed.

STATEMENT OF ADDITIONAL INFORMATION

9. Comment: Please consider adding that the industries in which the Underlying Index may be concentrated will change from time to time.

Response: The change has not been made. As of September 11, 2012, the inception date of the Underlying Index, the Underlying Index was not concentrated in any particular industry or group of industries. As result, that disclosure has been removed. The Underlying Index will be rebalanced, as scheduled on September 21, 2012. If, as a result, the Underlying Index is concentrated in any particular industry or group of industries, such disclosure will be added in filing made pursuant to Rule 497 under the Securities Act of 1933.

10. Comment: In the second paragraph of the “Investment Restrictions” section on page 14 of the SAI, please modify “No Fund may” to “The Fund may not.”

Response: The change has been made.

* * *

We thank you for your assistance. If you should have any questions regarding the Trust’s responses to your comments, please do not hesitate to contact the undersigned at (312) 569-1167, or in my absence, Mark F. Costley at (202) 230-5108.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Peter K. Ewing

Craig R. Carberry

Mark F. Costley

Diana E. McCarthy

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